October 2, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Via EDGAR and Federal Express

Attention:	Mr. H. Roger Schwall

Re:	SRC Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-35245

Dear Mr. Schwall:

This letter is in response to your letter dated September 26, 2017 to SRC Energy Inc. (“we”, “us”, or the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K. For your convenience, the response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2016

Major Customers, page 7

1.
Staff Comment: Expand this disclosure to indicate the number of customers who account for more than 10% of your revenues. In this regard, we note the disclosure regarding your major customers on page F-11. Customer A has accounted for between 10% and 28% of your revenues for the last three years and first six months of this year. Customer A has also accounted for material amounts of your receivable balances. Identify Customer A and, if your sales to Customer A are subject to a contract, file the contract as an exhibit or tell us why it is not required to be filed under Item 601(b)(10) of Regulation S-K.

Registrant’s Response: We acknowledge the Staff’s comment and respectfully note that in our December 31, 2017 Form 10-K and future annual reports, we will disclose the number of customers who account for more than 10% of our revenues under the "Major Customers" heading.

As it relates to the Staff’s comments on major customers as discussed on page F-11, we respectfully inform the Staff that our revenues are generated primarily from the sale of produced oil and natural gas for which payment is typically due the month following delivery. As discussed on page F-11, the Company believes that the loss of our existing customers would not have a material adverse effect on us. Our oil and natural gas production is a commodity with a readily available market, and we note that there are several oil and natural gas purchasers and processors within our area of operations to whom our production could be sold in the event that sales to Customer A, or any small group of current customers, ceased. Item 101(c)(1)(vii) of Regulation S-K requires discussion of the registrant’s dependence on one customer or a small group of customers, and disclosure of the name of any customer if sales to the customer equal 10 percent or more of the registrant's consolidated revenues, in each case if the loss of such customer(s) would have a material adverse effect on the registrant. Because we do not believe that the loss of Customer A or any small group of current customers would have a material adverse effect, we do not believe that disclosure of the identity of any customer is required under Item 101(c)(1)(vii) of Regulation S-K.

Similarly, with respect to Item 601(b)(10) of Regulation S-K, we further note that our contracts with Customer A and similar customers ordinarily accompany the kind of business conducted by the Company and that Item 601(b)(10)(ii)(B) only requires these contracts to be filed when the registrant’s business is substantially dependent upon the contract. For the reasons discussed above, we do not believe that our business is substantially dependent upon any of these contracts. Accordingly, we do not believe that the contracts are required to be filed under Item 601(b)(10) of Regulation S‑K. We further note that our sales to Customer A are governed by a substantial number of separate contracts, further reducing our dependence upon any single contract. We will continue to monitor our potential dependence on major customers and the associated contracts and will provide such exhibits and/or disclosure in future filings if appropriate.

Oil and Natural Gas Reserves, page 8

2.
Staff Comment: You disclose that you converted 2%, 4%, 2% and 12% of your proved undeveloped reserves for the years ending December 31, 2016, December 31, 2015, August 31, 2015 and August 31, 2014 respectively. This rate of development, if sustained, would not be sufficient to develop your reserves over the next five years. Address the reasons for the limited progress made during the last four years and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Registrant’s Response: We respectfully advise the Staff that all of our undrilled locations classified as having undeveloped reserves as of each of December 31, 2016, December 31, 2015, August 31, 2015, and August 31, 2014 were subject to a development plan that provided for their drilling within five years of their initial booking as proved undeveloped locations.

In the December 31, 2016 Form 10-K under the heading “Oil and Natural Gas Reserves – Proved Undeveloped Reserves,” we explain that there was a substantial increase in proved undeveloped reserves as a result of a significant acquisition during 2016. The acquisition resulted in a significant change to our development plan, and consequently, many of the legacy proved undeveloped locations were removed from the development plan due to the application of the five-year rule. We further discussed in this section that our conversion rate during 2016 was negatively affected by the timing of active completions and that if the wells awaiting completion at the end of 2016 had been completed by that time, our conversion rate for 2016 would have been 19% higher (i.e. it would have been 21%). We have subsequently completed all of those wells. In executing upon this current development plan, we have converted, as of September 2017, approximately 25% of the proved undeveloped reserves booked as of December 31, 2016. We further note that our expected conversion rate for the fiscal year ended December 31, 2018 is currently scheduled to be comparable to our conversion rate for the fiscal year ending December 31, 2017.

With respect to the conversion rate for the period ended December 31, 2015, we note that it is not comparable to the other periods highlighted within the Staff’s comment as it covers only the four-month transition period as reported in our December 31, 2015 Form 10-KT.

In the August 31, 2015 Form 10-K under the heading “Oil and Gas Reserves - Proved Undeveloped Reserves,” we noted that our conversion rate during the fiscal year ended August 31, 2015 was affected by our focus at that time on delineation of our leasehold rather than immediate development. As discussed above, our development activities and conversion rate have increased significantly since that time.

For the reasons discussed above, the Company believes the discussion within the December 31, 2016 Form 10-K adequately addresses the requirements of Regulation S-K Item 2013(c) and that our reserve estimates are consistent with Rule 4-10(a)(31)(ii) of Regulation S-X.

Please call the undersigned at (720) 616-4300 with any additional comments or questions that you may have.

Very truly yours,

/s/ James P. Henderson
James P. Henderson
Executive Vice President, Chief Financial Officer, and Treasurer

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